UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 11, 2016, Cencosud S.A. (“Cencosud” or the “Company”) issued a press release entitled “Cencosud S.A. Files Prospectus for Public Secondary Offering of its Common Stock by Inversiones Tano Limitada,” a copy of which is filed as an exhibit hereto.

This report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This report contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru, Colombia and elsewhere in Latin America or global markets; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

Date: July 11, 2016	By:	/s/ Sebastián Rivera Martínez
Name: Sebastián Rivera Martínez
Title: Legal Manager

Cencosud S.A. Files Prospectus for Public Secondary Offering of its Common Stock by Inversiones Tano Limitada

Santiago, Chile, July 11, 2016 – Cencosud S.A. (NYSE: CNCO, BCS: Cencosud) (“Cencosud” or the “Company”) announced today that it has filed a prospectus for a registered public secondary offering of 142,126,044 shares of its common stock, representing 5% of Cencosud total outstanding common stock, including in the form of American Depositary Shares (“ADSs”). The shares will be sold by Inversiones Tano Limitada (the “Selling Shareholder”) in the United States and elsewhere outside of Chile in the form of ADSs (the “International Offering”) and in Chile in the form of common stock (the “Chilean Offering” and, together with the International Offering, the “Global Offering”), subject to market and other conditions. J.P. Morgan Securities LLC and Credicorp Capital S.A. Corredores de Bolsa are acting as global coordinators in the Global Offering, with J.P. Morgan Securities LLC acting as sole book-running manager in the International Offering and Credicorp Capital S.A. Corredores de Bolsa, and J.P. Morgan Corredores de Bolsa SpA acting as Chilean placement agents in the Chilean Offering. The Selling Shareholder is controlled by the Paulmann Family, who will continue to be the controlling shareholders of Cencosud following the Global Offering.

Cencosud will not receive any of the proceeds from the sale by the Selling Shareholder of the shares of common stock in the Global Offering.

The Global Offering will be priced by means of the sale of the shares by the Selling Shareholder in one block through a book auction on the Santiago Stock Exchange in a process known as Subasta de Libro de Órdenes, in compliance with Chilean law and the rules of the Santiago Stock Exchange. The price and allocations resulting from the auction are expected to be announced before trading of Cencosud shares and ADSs commences in Santiago and New York, respectively, on or around July 15, 2016.

The shares of common stock are being offered pursuant to an effective registration statement that was filed with the U.S. Securities and Exchange Commission on July 11, 2016. Any offer, solicitation or sale will be made only by means of the prospectus included in that registration statement.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any dealer participating in the offering will arrange to send you the accompanying prospectus supplement if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Phone: 631-254-1735.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Investor Relations Contact
Marisol Fernández	Natalia Nacif	Valentina Klein
Mariasoledad.fernandez@cencosud.cl	Natalia.nacif@cencosud.cl	Valentina.klein@cencosud.cl
+562 2959 0545	+562 2959 0368	+562 2200 4395

About Cencosud S.A.
Cencosud is a leading multi-brand retailer in South America, headquartered in Chile and with operations in Chile, Brazil, Argentina, Peru and Colombia. The Company operates in supermarkets, home improvement stores, shopping centers and department stores. In 2012, the company listed American Depositary Receipts on the New York Stock Exchange.